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                 September 27, 2022

       Thomas E. Jorden
       President and Chief Executive Officer
       Coterra Energy Inc.
       Three Memorial City Plaza
       840 Gessner Road, Suite 1400
       Houston, TX 77024

                                                        Re: Coterra Energy Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed September 21,
2022
                                                            File No. 333-267541

       Dear Mr. Jorden:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Laura Nicholson, Special
       Counsel, at (202) 551-3584 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Clinton W. Rancher,
Esq.